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Attachment
Blackline of December 31, 2019 Form 10-Q to be implemented for March 31, 2020 Form 10-K

Adjusted Operating Margin
We calculate Adjusted Operating Margin, by dividing “Adjusted Operating Income”, by “Adjusted Operating Revenues”, each of which is further discussed below. These measures only include adjustments for certain items that relate to operating performance, and therefore, are most readily reconcilable to Operating Margin, Operating Income (Loss) and Total Operating Revenues determined under GAAP, respectively.
We define Adjusted Operating Revenues as Operating Revenues, adjusted to:

•	Include:

◦	Net investment advisory fees eliminated upon consolidation of investment vehicles

•	Exclude:

◦
Distribution and servicing ~~expenses~~ fees and a portion of Investment advisory fees used to pay distribution and servicing costs to third party intermediaries based on contractual relationships the third-party intermediaries have with the ultimate clients. The amount of Distribution and servicing fees and the portion of Investment advisory fees excluded approximate the direct costs of selling and servicing our products that are paid to third-party intermediaries, based on contractual percentages of the value of the related AUM ~~, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products~~

◦	Performance fees that are passed through as compensation expense or net income (loss) attributable to noncontrolling interests

These adjustments do not relate to items that impact Net income (Loss) Attributable to Legg Mason, Inc. and they are included in one of the ways our management views and evaluates our business results.

We define Adjusted Operating Income, as Operating Income (Loss), adjusted to exclude the following:

•	Restructuring costs, including:

◦	Corporate charges related to the ongoing strategic restructuring and other cost saving and business initiatives, including severance, lease and other costs; and

◦	Affiliate charges, including affiliate restructuring and severance costs, and certain one-time charges arising from the issuance of management equity plan awards

•	Amortization of intangible assets

•	The impact on compensation expense of:

◦	Gains and losses on investments made to fund deferred compensation plans

◦	Gains and losses on seed capital investments by our affiliates under revenue sharing arrangements

•
Acquisition expenses and transition-related costs for integration activities, including certain related professional fees and costs associated with the transition and acquisition of acquired businesses

•	Impairments of intangible assets

•	Contingent consideration fair value adjustments

•	Charges (credits) related to significant regulatory matters

•	Income (loss) of consolidated investment vehicles

In calculating Adjusted Operating Income, we adjust for restructuring costs because these items are not reflective of our core asset management business of providing investment management and related products and services. We adjust for the impact on compensation expense of gains and losses on investments made to fund deferred compensation plans and on seed capital investments by our affiliates under revenue sharing arrangements because they are offset by an equal amount in Non-operating income (expense), net, and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for acquisition-related items, including amortization of intangible assets, impairments of intangible assets, and contingent consideration fair value adjustments, to make it easier to identify trends affecting our underlying business that are not related to acquisitions to facilitate comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. We adjust for charges (credits) related to significant litigation or regulatory matters, net of any insurance proceeds and revenue share adjustments, because these matters do not reflect the underlying operations and performance of our business. We adjust for income (loss) of consolidated investment vehicles because the consolidation of these investment vehicles does not have an impact on Net Income (Loss) Attributable to Legg Mason, Inc.

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These measures are provided in addition to and are not substitutes for our Operating Margin, Operating Revenues, and Operating Income (Loss) calculated under GAAP. These non-GAAP measures should not be considered in isolation and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, adjusted operating revenues, and adjusted operating income, of other companies. Further, Adjusted Operating Margin, Adjusted Operating Revenues and Adjusted Operating Income are not liquidity measures and should not be used in place of cash flow measures determined under GAAP.
The calculations of Operating Margin and Adjusted Operating Margin, are as follows (dollars in thousands):

	Three Months Ended			Nine Months Ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Operating Revenues, GAAP basis	$753,914	$743,264	$704,322	$2,202,538	$2,210,654
Plus (less):
Pass through performance fees	(10,733)	(21,914)	(7,436)	(33,677)	(44,062)
Operating revenues eliminated upon consolidation of investment vehicles	69	156	155	350	461
Distribution and servicing fees ~~expense, excluding consolidated investment vehicles~~	~~(104,349)~~ (67,634)	~~(104,199)~~ (67,064)	~~(108,771)~~ (72,185)	~~(312,435)~~ (204,635)	~~(339,845)~~ (230,449)
Investment advisory fees	(36,715)	(37,135)	(36,586)	(107,800)	(109,396)
Adjusted Operating Revenues	$638,901	$617,307	$588,270	$1,856,776	$1,827,208
Operating Income (Loss), GAAP basis	$129,994	$124,977	$(236,427)	$338,906	$24,977
Plus (less):
Restructuring costs:
Strategic restructuring and other corporate initiatives	20,920	19,666	5,881	73,484	14,303
Affiliate charges	237	237	—	1,677	—
Impairment of intangible assets	—	—	365,200	—	365,200
Amortization of intangible assets	6,004	5,442	6,089	16,903	18,371
Gains (losses) on deferred compensation and seed investments, net	12,022	2,910	(10,826)	21,946	(5,590)
Acquisition and transition-related costs	—	—	—	—	1,468
Contingent consideration fair value adjustments	—	—	—	(1,165)	571
Charges related to significant regulatory matters	—	—	—	—	4,151
Operating loss of consolidated investment vehicles, net	172	1,298	343	1,729	1,331
Adjusted Operating Income	$169,349	$154,530	$130,260	$453,480	$424,782

Operating Margin, GAAP basis	17.2%	16.8%	(33.6)%	15.4%	1.1%
Adjusted Operating Margin	26.5	25.0	22.1	24.4	23.2